Rocky Mountains Group Ltd

E 242 Bucklands Beach Road, Bucklands Beach

Auckland 2012, New Zealand

March 4, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	Rocky Mountains Group Ltd
Registration Statement on Form S-1: Request for Effectiveness
File No. 333-281852

Dear Sir/Madam:

Rocky Mountains Group Ltd (the “Company”), hereby requests that the Company’s above-referenced Registration Statement on Form S-1 be declared effective at 4:00 PM EDT on Thursday, March 6, 2025, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Zonghan Wu
Zonghan Wu
CEO